Exhibit 99.2

DLocal Limited

Unaudited Consolidated Condensed Interim Financial Statements as of September 30, 2023 and for the nine-month and three-month periods ended September 30, 2023 and 2022

DLocal Limited

Consolidated Condensed Interim Statements of Comprehensive Income

For the nine-month and three-month periods ended September 30, 2023 and 2022

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

		Nine months ended		Three months ended
	Notes	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Continuing operations
Revenues	6	462,346	300,497	163,921	111,864
Cost of services	6	(255,206)	(153,432)	(89,378)	(57,992)
Gross profit		207,140	147,065	74,543	53,872
Technology and development expenses	7	(8,626)	(4,741)	(3,696)	(1,692)
Sales and marketing expenses	8	(12,410)	(9,444)	(4,447)	(3,472)
General and administrative expenses	8	(49,926)	(30,872)	(17,378)	(11,483)
Impairment reversal on financial assets	16, 17	2,478	106	2,508	24
Other operating loss		—	(706)	—	(18)
Operating profit		138,656	101,408	51,530	37,231
Finance income	11	70,315	12,346	44,449	6,810
Finance costs	11	(59,917)	(15,865)	(42,901)	(9,289)
Inflation adjustment	11	(6,497)	(905)	(3,817)	(127)
Other results		3,901	(4,424)	(2,269)	(2,606)
Profit before income tax		142,557	96,984	49,261	34,625
Income tax expense	12	(21,952)	(7,651)	(8,897)	(2,287)
Profit for the period		120,605	89,333	40,364	32,338
Profit attributable to:
Owners of the Group		120,449	89,326	40,308	32,462
Non-controlling interest		156	7	56	(124)
Profit for the period		120,605	89,333	40,364	32,338
Earnings per share
Basic Earnings per share	13	0.41	0.30	0.14	0.11
Diluted Earnings per share	13	0.39	0.29	0.13	0.10
Other comprehensive Income
Items that may be reclassified to profit or loss:
Exchange difference on translation on foreign operations		1,341	(488)	(1,822)	(405)
Other comprehensive income for the period, net of tax		1,341	(488)	(1,822)	(405)
Total comprehensive income for the period		121,946	88,845	38,542	31,933
Total comprehensive income for the period is attributable to:
Owners of the Group		121,792	88,838	38,487	32,057
Non-controlling interest		154	7	55	(124)
Total comprehensive income for the period		121,946	88,845	38,542	31,933

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

DLocal Limited

Consolidated Condensed Interim Statements of Financial Position

As of September 30, 2023 and December 31, 2022

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	September 30, 2023	December 31, 2022
ASSETS
Current Assets
Cash and cash equivalents	14	498,165	468,092
Financial assets at fair value through profit or loss	15	103,920	1,295
Trade and other receivables	16	312,506	240,446
Derivative financial instruments	21	353	1,206
Other assets	17	27,549	56,789
Total Current Assets		942,493	767,828
Non-Current Assets
Deferred tax assets		1,314	362
Property, plant and equipment		3,488	2,734
Right-of-use assets		3,884	3,934
Intangible assets	18	56,381	51,443
Total Non-Current Assets		65,067	58,473
TOTAL ASSETS		1,007,560	826,301
LIABILITIES
Current Liabilities
Trade and other payables	19	549,839	407,874
Lease liabilities		630	686
Tax liabilities	20	14,035	11,695
Derivative financial instruments	21	1,373	544
Provisions	22	637	1,473
Total Current Liabilities		566,514	422,272
Non-Current Liabilities
Deferred tax liabilities		6,675	1,016
Lease liabilities		3,509	3,393
Total Non-Current Liabilities		10,184	4,409
TOTAL LIABILITIES		576,698	426,681
EQUITY	13
Share Capital		578	592
Share Premium		68,550	164,307
Capital Reserve		21,252	16,185
Other Reserves		(1,827)	(1,448)
Retained earnings		342,164	219,993
Total Equity Attributable to owners of the Group		430,717	399,629
Non-controlling interest		145	(9)
TOTAL EQUITY		430,862	399,620
TOTAL LIABILITIES AND EQUITY		1,007,560	826,301

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statement

DLocal Limited

Consolidated Condensed Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2023 and 2022

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	Share Capital	Share Premium	Capital Reserve	Other Reserves	Retained Earnings	Total	Non- controlling interest	Total equity
Balance as of January 1st, 2023		592	164,307	16,185	(1,448)	219,993	399,629	(9)	399,620
Comprehensive Income for the period
Profit for the period		—	—	—	—	120,449	120,449	156	120,605
Exchange difference on translation on foreign operations		—	—	—	(379)	1,722	1,343	(2)	1,341
Total Comprehensive Income for the period		—	—	—	(379)	122,171	121,792	154	121,946
Transactions with Group owners in their capacity as owners
Share-options exercise	13	—	2,158	(2,005)	—	—	153	—	153
Share-based payments net of forfeitures	9	—	—	7,072	—	—	7,072	—	7,072
Repurchase of shares	13	(14)	(97,915)	—	—	—	(97,929)	—	(97,929)
Transactions with Group owners in their capacity as owners		(14)	(95,757)	5,067	—	—	(90,704)	—	(90,704)
Balance as of September 30, 2023		578	68,550	21,252	(1,827)	342,164	430,717	145	430,862
Balance as of January 1st, 2022		590	157,151	12,741	(30)	109,867	280,319	(18)	280,301
Comprehensive Income for the period
Profit for the period		—	—	—	—	89,326	89,326	7	89,333
Exchange difference on translation on foreign operations		—	—	—	(1,755)	1,267	(488)	—	(488)
Total Comprehensive Income for the period		—	—	—	(1,755)	90,593	88,838	7	88,845
Transactions with Group owners in their capacity as owners
Share-options exercise	13	2	8,167	(4,445)	—	—	3,724	—	3,724
Forfeitures	13	—	—	(720)	—	—	(720)	—	(720)
Share-based payments	9	—	—	5,594	—	—	5,594	—	5,594
Transactions with Group owners in their capacity as owners		2	8,167	429	—	—	8,598	—	8,598
Balance as of September 30, 2022		592	165,318	13,170	(1,785)	200,460	377,755	(11)	377,744

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

DLocal Limited

Consolidated Condensed Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2023 and 2022

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

		Nine months ended
	Notes	September 30, 2023	September 30, 2022
Cash flows from operating activities
Profit before income tax		142,557	96,984
Adjustments:
Interest income from financial instruments	11	(42,429)	(12,371)
Interest charges for lease liabilities	11	468	133
Other finance expense		3,120	15,732
Finance expense related to derivative financial instruments		22,516	—
Net exchange differences		32,520	(10,434)
Fair value gain on financial assets at fair value through profit or loss	11	(27,886)	25
Amortization of Intangible assets	10	7,565	4,809
Depreciation of Property, plant and equipment	10	626	530
Amortization of Right-of-use asset	10	430	351
Revenue reduction related to prepaid assets	6	—	457
Share-based payment expense, net of forfeitures	9	7,072	4,874
Net Impairment loss/(gain) on financial assets	16, 17	(2,478)	(106)
		144,081	100,984
Changes in working capital
Increase in Trade and other receivables	16	(72,092)	(37,873)
Decrease/(increase) in Other assets	17	31,749	(3,328)
Increase in Trade and other payables	19	141,965	146,446
Decrease in Tax Liabilities	20	(4,376)	(3,284)
Decrease in Provisions	22	(836)	(170)
Cash from operating activities		240,491	202,775
Income tax paid		(8,479)	(6,956)
Net cash from operating activities		232,012	195,819
Cash flows from investing activities
Acquisitions of Property, plant and equipment		(986)	(859)
Additions of Intangible assets	18	(12,503)	(7,715)
Payments of contingent consideration		—	(665)
Acquisition of financial assets at FVPL		(101,670)	—
Net collections of financial assets at FVPL		(2,234)	(518)
Interest collected from financial instruments		42,429	12,371
Net cash used in investing activities		(74,964)	2,614
Cash flows from financing activities
Repurchase of shares	13	(97,929)	—
Share-options exercise		153	3,724
Borrowings proceeds		—	14,782
Borrowings repayments		—	(5,364)
Interest payments on lease liability		(468)	(133)
Principal payments on lease liability		(788)	(125)
Finance expense paid related to derivative financial instruments		(20,803)	—
Other finance expense paid		(3,120)	(4,360)
Net cash (used in)/provided by financing activities		(122,955)	8,524
Net increase in cash flow		34,093	206,957
Cash and cash equivalents at the beginning of the period		468,092	336,197
Effects of exchange rate changes on cash and cash equivalents		(4,020)	(856)
Cash and cash equivalents at the end of the period		498,165	542,298

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

DLocal Limited

Notes to the Consolidated Condensed Interim Financial Statements

At September 30, 2023

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

1. General information and Significant Events during the period

1.1. General information

DLocal Limited (“dLocal” or the “Company”) is a holding company, referred to together with its subsidiaries as the “Group”. dLocal is a limited liability company. The Group was established on October 5, 2016, under the holding company dLocal Group Limited, domiciled and incorporated in Malta, and on April 14, 2021 it was reorganized under dLocal, domiciled and incorporated in the Cayman Islands. The Company is the ultimate controlling party of the Group.

The Group processes payment transactions, enabling merchants located in developed economies (mainly United States, Europe and China) to get paid (“payins”) from customers in emerging markets and to make payments (“payouts”) to customers in emerging markets. As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the Group continued to focus on its expansion efforts bringing the total number of countries in the geographic network to 40.

In order to conduct its business, the Group has direct connections with banks, acquirers and payments processors to process payments locally in emerging markets. It also operates with financial institutions to expatriate/repatriate the funds to/from the developed economies where the merchant customers elect to settle their funds in the currency of their preference (mainly U.S. Dollar and Euro). These Consolidated Condensed Interim Financial Statements include dLocal’s subsidiaries and details of the structure are included under Note 4: Consolidation of subsidiaries.

The Group is licensed and regulated in the EU as an Electronic Money Issuer, or EMI, and Payment Institution, or PI, and registered as a Money Service Business with the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, or FinCEN, and operates and may be licensed, as applicable, in 40 countries in emerging markets, primarily in the Americas, Asia and Africa.

In addition, the Group is subject to laws aimed at preventing money laundering, corruption and the financing of terrorism. This regulatory landscape is constantly changing, including as a consequence of the implementation of the Fifth Anti-Money Laundering Directive (Directive (EU) 2018/843, “MLD5”) and the amended texts of the proposed Anti-Money Laundering Regulation (“AMLR”).

1.2. Significant events during the period

Class action lawsuits

On February 23 and February 28, 2023, respectively, DLocal Limited was named, along with several of its senior executives and/or directors, as defendant in certain putative class action lawsuits filed in the Supreme Court of the State of New York, New York County, asserting claims under Sections 11, 12, and 15 of the Securities Act of 1933 based in significant part on the short-seller report mentioned in note 1.3.e). These matters, captioned Zappia et al. v. DLocal Limited et al., Index No. 151778/2023 (Sup. Ct. N.Y. Cty.), and Hunt et al. v. DLocal Limited et al., Index No. 651058/2023 (Sup. Ct. N.Y. Cty.), allege, among other things, that the registration statement for our June 2021 initial public offering reflected certain material misstatements or omissions.

On March 3, 2023, plaintiffs in the two Actions filed a stipulation and proposed order consolidating the cases and appointing putative lead counsel, which application remains pending. The parties also agreed to a schedule for plaintiffs’ filing of an amended complaint and a subsequent briefing schedule for a motion to dismiss the amended complaint.

On May 12, 2023, plaintiffs in the Zappia and Hunt actions jointly filed a consolidated amended complaint. On July 11, 2023, Dlocal filed a motion to dismiss the complaint. Plaintiffs filed their opposition brief on August 15, 2023, and DLO filed its reply in further support of its motion to dismiss on September 22, 2023. The motion to dismiss has now been fully briefed and is awaiting further action of the court. No other proceedings are currently ongoing or scheduled.

On October 6, 2023, DLO was named as a defendant, along with its Co-CEO, Sebastián Kanovich, and CFO, Diego Cabrera Canay, in a new putative class action lawsuit filed in the U.S. District Court for the Eastern District of New York, asserting claims under Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and SEC Rule 10b-5, as well as control person claims against the individual defendants under Section 20(a) of the Exchange Act. This lawsuit, captioned Francis v. dLocal Ltd., et al., 1:23-cv-07501 (E.D.N.Y.), alleges misstatements and omissions in various public filings during the period of May 2, 2022 to May 25, 2023 relating to regulatory foreign exchange control risks in Argentina, and dLocal’s compliance controls and procedures. This lawsuit is in an early phase of litigation, and DLO anticipates jointly proposing a schedule for responding to any amended or designated-operative complaint after the court appoints a lead plaintiff and lead counsel for the proposed class.

Due to the preliminary posture of the above described lawsuits as of the date of issuance of these consolidated condensed interim financial statements, the Management and its legal advisors are unable to evaluate the likelihood of an adverse outcome or estimate a range of potential losses and no provision for contingencies have been recorded for the aforementioned matters. DLocal Limited intends to defend itself vigorously in these actions. As of the date of issuance of the Company’s financial statements there were no further updates in this regard.

Developments in Argentina

On April 20, 2023, the Central Bank in Argentina issued Comunicacion “A” 7746, which amends certain foreign exchange regulations and establishes procedures to obtain foreign currency for the settlement of certain professional, advertising services and other business services. On April 27, 2023, General Resolution No. 5351 was published, modifying Argentina’s System for Imports and Payments of Services Abroad (Sistema de Importaciones de la República Argentina y Pagos de Servicios al Exterior) (“SIRASE”) regime and establishing that all SIRASE applications must be approved by the Secretary of Commerce. The approval of certain of the Company’s expatriation requests submitted after April 20, 2023 are outstanding as of the date of the issuance of these condensed interim financial statements. Management continues to monitor the situation in close communication with our merchants.

In addition, during 2023 certain administrative and judicial inquiries have been initiated against DLocal Argentina S.A. These inquiries do not seek financial penalties at this stage. The Management and its legal advisors consider that the activities of the Company and its representatives were carried out in compliance with applicable laws and regulations, including compliance with foreign exchange market and tax regulations. Because of this and given the incipient nature of the inquiry, no provision for contingencies have been recorded for the aforementioned matters.

In June 2023, the Company announced that given the magnitude of dLocal’s business in Argentina, dLocal intended to show additional economic substance with its plan to hire approximately 100 people over the next year and 300 people in the medium-term in the country and to make an aggregate investment over time of up to USD100 million in Argentina, including through locally issued Argentinian federal government bonds US Dollar linked that may be used locally to fulfill operating expenses and local investments according to the company's strategy. On June 14, 2023, the Company acquired with own funds an amount of 48,540 bonds issued by the Treasury department of Argentina through a public bidding process (see note 15 Financial Assets at Fair Value through profit or loss). On July 31, 2023, the Company made a second purchase of bonds issued by the Treasury department of Argentina through a public bidding process, for a total amount of 47,607. These bonds are U.S. linked (payable in pesos but at the official spot exchange rate at the time of payment) with a coupon rate of 0.4% and a maturity date of April 2024.

2. Presentation and preparation of the Consolidated Condensed Interim Financial Statements and significant accounting policies

2.1. Basis of preparation of consolidated condensed interim financial information

These Consolidated Condensed Interim Financial Statements for the nine months ended September 30, 2023 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board.

These Consolidated Condensed Interim Financial Statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2022 (the “Annual Financial Statements”).

The accounting policies and critical accounting estimates and judgments adopted, except for those explicitly indicated on these Consolidated Condensed Interim Financial Statements, are consistent with those of the previous financial year and corresponding interim reporting period.

All amounts are presented in thousands of U.S. Dollars except share data or as otherwise indicated.

These Consolidated Condensed Interim Financial Statements for the nine months ended September 30, 2023 were authorized for issuance by the dLocal’s Board of Directors on November 20, 2023.

2.2. Share-based payments

During the nine months ended September 30, 2023 , the Group granted new share options and restricted share units under the Amended and Restated 2020 Global Share Incentive Plan to executives and employees in return for their services, which represented changes in the composition of share options outstanding at the end of the period.

2.2.1. Employee Share Purchase Plan (“ESPP”)

Set out below are summaries of restricted share units and share options granted under the plan:

	September 30, 2023		December 31, 2022
	Average		Average
	exercise price	Number of	exercise price	Number of
	(U.S. Dollars)	options and RSUs	(U.S. Dollars)	options and RSUs
At the beginning of the period	8.30	3,534,561	1.16	4,032,345
Granted during the period	6.01	3,831,490	18.90	1,474,463
Exercised during the period	2.65	(564,272)	3.45	(1,136,375)
Cancelled during the period	0.002	(13,428)	—	—
Forfeited during the period	13.97	(236,683)	10.31	(835,872)
At the end of the period	7.26	6,551,668	8.30	3,534,561
Vested and exercisable at the end of the period	6.46	876,557	4.06	347,788

No options expired during the periods covered by the above table.

2.3. New accounting pronouncements

The Group has not early adopted the following standards, interpretations or amendments that have been issued but are not yet effective:

Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback

On September 22, 2022, the IASB issued 'Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)' with amendments that clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. This amendment is effective for annual periods beginning on or after January 1, 2024. Earlier application is permitted. The Company has not opted for early application. The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements.

Amendments to IAS 1 - Non-current Liabilities with Covenants

On October 31, 2022, the IASB issued 'Non-current Liabilities with Covenants (Amendments to IAS 1)' to clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. This amendment is effective for annual periods beginning on or after January 1, 2024. Earlier application is permitted. The Company has not opted for early application. The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements.

Amendments to IAS 12 - International Tax Reform (Pillar Two Model Rules)

On May 23, 2023, the IASB issued 'International Tax Reform — Pillar Two Model Rules (Amendments to IAS 12)' to respond to stakeholders’ concerns about the potential implications of the imminent implementation of the OECD pillar two model rules on the accounting for income taxes. This amendment is effective for annual periods beginning on or after January 1, 2023. The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements.

Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements

On May 25, 2023, the IASB issued 'Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)' to add disclosure requirements, and ‘signposts’ within existing disclosure requirements, that ask entities to provide qualitative and quantitative information about supplier finance arrangements. This amendment is effective for annual periods beginning on or after January 1, 2024. Earlier application is permitted. The Company has not opted for early application. The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company’s consolidated financial statements.

Lack of Exchangeability – Amendments to IAS 21

In August 2023, the IASB amended IAS 21 to add requirements to help entities to determine whether a currency is exchangeable into another currency, and the spot exchange rate to use when it is not. These new requirements will apply from 2025, with early application permitted. The management of the Company is assessing if the application of this amendment will have a material impact on the Company's consolidated financial statements.

The Group did not change its accounting policies or make retrospective adjustments as a result of new accounting standards made applicable on January 1, 2023.

3. Accounting estimates and judgments

Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The critical accounting estimates and judgments adopted on these Consolidated Condensed Interim Financial Statements are consistent with those of the previous financial year and corresponding interim reporting period.

4. Consolidation of subsidiaries

DLocal Limited, located in Cayman Islands, is the parent company of the Group and acts as a holding company for subsidiaries whose main activity is cross-border and local payments, enabling international merchants to access end customers in emerging markets. Its revenue comes from dividends receivable from subsidiaries and share of profit from subsidiary partnership.

The consolidated condensed interim financial statements of the Group include the following subsidiaries, each of which serves a different vertical or a specific service according to the needs of the Group:

			% of equity interest held by Dlocal
Entity name	Country of incorporation	Principal activities	September 30, 2023		December 31, 2022
Dlocal Group Limited	Malta	Holding Company	100%		100%
Dlocal Limited	Malta	Payments provider	99.999%		99.999%
Dlocal Markets Limited	Malta	Holding Company	100%		100%
Dlocal Hold Ops Limited	Cayman Islands	Holding Company	100%		100%
Dlocal LLP	United Kingdom	Payments provider	99.999%		99.999%
Dlocal Corp LLP	United Kingdom	Payments provider	99.999%		99.999%
Dlocal OpCo UK LTD	United Kingdom	Payments provider	100%		100%
Dlocal Inc. (³)	United States of America	Holding Company	-		100%
Dlocal Technologies S.A.	Uruguay	Service provider	100%		100%
Dlocal Uruguay S.A.	Uruguay	Collection agent	100%		100%
Dlocal PTE Limited	Singapore	Holding Company	100%		100%
Dlocal Argentina S.A.	Argentina	Collection agent	100%		100%
Demerge Arg S.A.	Argentina	Service provider	100%		100%
Dlocal Services S.A.	Argentina	Service provider	100%		100%
Demerge Services S.A.	Argentina	Service provider	100%		100%
Depansum Arg S.A.	Argentina	Service provider	100%	(2)	-
DLocal Developments Arg S.A.	Argentina	Service provider	100%	(2)	-
DLocal Bangladesh Limited	Bangladesh	Collection agent	100%		100%
Demerge Bolivia S.R.L.	Bolivia	Collection agent	100%		100%
Dlocal Brasil Holding Financeira Ltda.	Brazil	Holding Company	100%		100%
Dlocal Brasil Instituição de Pagamento S.A.	Brazil	Collection agent	100%		100%
Demerge Brasil Facilitadora de Pagamentos Ltda.	Brazil	Collection agent	100%		100%
Webpay Brasil Pagamentos Ltda.	Brazil	Collection agent	100%		100%
Demerge Cameroun SARL	Cameroon	Collection agent	100%		100%
Dlocal Chile SPA	Chile	Collection agent	100%		100%
Demerge Chile SPA	Chile	Collection agent	100%		100%
Pagos y Servicios Limitada	Chile	Collection agent	99%		99%
FCA CL 2 SpA	Chile	Collection agent	100%		100%
Dlocal Colombia S.A.S.	Colombia	Collection agent	100%		100%
Demerge Colombia S.A.S.	Colombia	Collection agent	100%		100%
Kupa Colombia S.A.S.	Colombia	Collection agent	100%		100%
Dlocal Costa Rica SRL	Costa Rica	Collection agent	100%		100%
Demerege Ecuador S.A.	Ecuador	Collection agent	100%		100%
Dlocal Egypt LLC	Egypt	Collection agent	100%		100%
Dlocal El Salvador S.A de C.V.	El Salvador	Collection agent	100%		100%
dLocal Ghana Limited Company	Ghana	Collection agent	100%		100%
Demerge Guatemala S.A.	Guatemala	Collection agent	100%		100%
Dlocal Honduras S.A.	Honduras	Collection agent	100%		100%
Depansum Solutions Private Limited	India	Collection agent	99.99%		99.99%
Dlocal India Pvt Limited	India	Collection agent	99.99%		99.99%
Guisol Solutions Private Limited	India	Collection agent	100%		100%
PT Dlocal Solutions Indonesia	Indonesia	Collection agent	100%		100%
PT Dlocal Services Gateway	Indonesia	Collection agent	85%	(2)	-
PT Dlocal Payment Solutions Indonesia	Indonesia	Collection agent	85%	(2)	-
Dlocal Opco Ireland Ltd	Ireland	Payments provider	100%	(2)	-
Dlocal Israel Limited	Israel	Service provider	100%		100%
Dlocal SARL	Ivory Coast	Collection agent	100%		100%
Demerge Japan Ltd	Japan	Collection agent	66.6%		66.6%
Dlocal Payments Kenya Limited	Kenya	Collection agent	100%		100%

Depansum Limited	Kenya	Collection agent	99%	(2)	-
Depansum Malaysia SDN. BHD.	Malaysia	Collection agent	100.0%		100.0%
Demerge Mexico S.A. de C.V.	Mexico	Collection agent	99.9%		99.9%
Dlocal Mexico S.A. DE C.V.	Mexico	Collection agent	99.9%		99.9%
Dlocal Technologies Mexico S.A. DE C.V.	Mexico	Service provider	100%		100%
DLocal Morocco SARL AU	Morocco	Collection agent	100%		100%
Demerge Nigeria Limited	Nigeria	Collection agent	100%		100%
Dlocal Panama S.A.	Panama	Collection agent	100%		100%
Dlocal Paraguay S.A.	Paraguay	Collection agent	100%		100%
Demerge Peru S.A.C.	Peru	Collection agent	99%		99%
Depansum Perú S.A.C	Peru	Collection agent	100%		100%
Dlocal Payments Philippines Incorporated	Philippines	Collection agent	100%		100%
Demerge República Dominicana SAS	República Dominicana	Collection agent	99.99%		99.99%
Dlocal Rwanda Ltd.	Rwanda	Collection agent	100%		100%
Demerge Senegal SAURL	Senegal	Collection agent	100%	(2)	-
Depansum PTY Limited	South Africa	Collection agent	100%		100%
DLP South Africa PTY Ltd.	South Africa	Collection agent	100%		100%
Demerge España SL	Spain	Service provider	100%	(2)	-
Dlocal Tanzania LTD	Tanzania	Collection agent	100%		100%
Demerge (Thailand) Co. LTD (1)	Thailand	Collection agent	49%		49%
Dlocal Uganda LTD	Uganda	Collection agent	100%		100%
Dlocal Payment Services L.L.C.	United Arab Emirates	Collection agent	100%		100%
Dlocal US LLC	United States of America	Service provider	100%		100%
Dlocal Holding Uruguay S.A. (Formerly CILFUR S.A.)	Uruguay	Service provider	100%		100%
DEMERGE URUGUAY S.A. (Formerly 'Maubek S.A.')	Uruguay	Service provider	100%		100%
DLOCAL SERVICES URUGUAY S.A. (Formerly 'Harpot S.A.')	Uruguay	Collection agent	100%		100%
Dlocal Vietnam Company Limited	Vietnam	Collection agent	100%		100%

(1)	Although Dlocal is the owner of 49% of Demerge (Thailand) Co. LTD, the Group controls its operations according to the guidelines in IFRS 10.
(2)	The Group has determined that the acquisition or incorporation of this subsidiary during 2023 does not constitute a business according to IFRS 3.

(3)	Dlocal Inc. was liquidated during July, 2023.

5. Segment reporting

The Group operates in a single operating segment, which is “payment processing”. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker, who in the Group’s case is the Executive Team, in deciding how to allocate resources and assess performance. The Executive Team is composed of the Co-Chief Executive Officers (“Co-CEOs”), the Co-President and Chief Operating Officer (“COO”), the Co-President and Chief Strategy Officer, the Chief Technology Officer (“CTO”), the Chief Revenue Officer (“CRO”), the General Counsel and the Chief Financial Officer (“CFO”).

The Executive Team evaluates the Group’s financial information and resources and assess the financial performance of these resources on a consolidated basis on the basis of Revenues, Adjusted EBITDA and Adjusted EBITDA margin as further described below.

Adjusted EBITDA and Adjusted EBITDA Margin

The Executive Team assesses the financial performance of the Group’s sole segment by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin. The Adjusted EBITDA is defined as the consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding inflation adjustment, other operating gain/loss, impairment gain/loss on financial assets, secondary offering expenses, transaction costs, other non-recurring costs and share-based payment non-cash charges. The Group defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues.

The Group reconciles the segment’s performance measure to profit for the period as presented in the Consolidated Condensed Interim Statements of Comprehensive Income as follows:

		Nine months ended		Three months ended
	Note	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Profit for the period (1)		120,605	89,333	40,364	32,338
Income tax expense	12	21,952	7,651	8,897	2,287
Inflation adjustment	11	6,497	905	3,817	127
Finance income	11	(70,315)	(12,346)	(44,449)	(6,810)
Finance costs	11	59,917	15,865	42,901	9,289
Depreciation and amortization	10	8,621	5,690	3,237	2,110
Impairment gain on financial assets	16	(2,478)	(106)	(2,508)	(24)
Secondary offering expenses (2)	8	—	89	—	—
Other non-recurring costs (3)	8	1,229	706	—	706
Share-based payment non-cash charges, net of forfeitures	9	7,072	4,874	3,322	1,599
Adjusted EBITDA		153,100	112,661	55,581	41,622

Revenues	6	462,346	300,497	163,921	111,864
Adjusted EBITDA		153,100	112,661	55,581	41,622
Adjusted EBITDA Margin		33.1%	37.5%	33.9%	37.2%

1.
Includes a net gain of USD 15,573 related to the effective portion of the change in the spot rate of the hedged currency, which offsets a foreign exchange loss of USD 15,962 (together for a net foreign exchange gain of USD 389 included in cost of services). For further information refer to Notes 6(c)i, and Note 21 Derivative financial instruments.
2.
In 2022, corresponds to expenses incurred by dLocal in relation to a secondary offering of its shares occurred in 2021.
3.
Includes non-recurring costs related to an internal review of the allegations made by a short-seller report, including fees from independent counsel, independent global expert services and forensic accounting advisory firm.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the Consolidated Condensed Statement of Comprehensive Income and Consolidated Condensed Statement of Financial Position.

As required by IFRS 8 Operating Segments, below are presented applicable entity-wide disclosures related to dLocal’s revenues.

Revenue breakdown by region

The Group’s revenues arise from operations in 40 countries, where the merchants´ customers are based.

The table below shows the revenue breakdown based on the region where the payments from/to the merchant customers are processed in countries for which Revenue represented at least 10% of Total Revenues during the preceding four quarters (including countries below the 10% threshold previously disclosed and that Management elects continue with the disclosure):

	Nine months ended			Three months ended
	September 30, 2023	September 30, 2022	YoY%	September 30, 2023	September 30, 2022	YoY%
LatAm	361,159	252,507	43.0%	136,044	87,329	55.8%
Brazil	108,754	60,606	79.4%	44,724	21,811	105.1%
Mexico	81,254	45,554	78.4%	30,245	16,626	81.9%
Argentina	64,588	63,359	1.9%	23,856	19,120	24.8%
Chile	40,815	38,556	5.9%	12,430	13,735	(9.5)%
Other countries	65,748	44,432	48.0%	24,789	16,037	54.6%
Asia and Africa	101,187	47,990	110.9%	27,877	24,535	13.6%
Nigeria	55,614	19,652	183.0%	8,321	13,586	(38.8)%
Other countries	45,573	28,338	60.8%	19,556	10,949	78.6%
Revenues	462,346	300,497	53.9%	163,921	111,864	46.5%

Revenue with large customers

During the nine months ended September 30, 2023 the Group operated with more than 600 merchants (more than 600 merchants in the nine months ended September 30, 2022).

For the nine months ended September 30, 2023, the Group’s revenue from its top 10 merchants represented 58% of revenue (52% of revenue for the nine months ended September 30, 2022). For the nine months ended September 30, 2023 there is one customer (no customers for the nine months ended September 30, 2022) that on an individual level accounted for more than 10% of the total revenue.

Non current assets by country

The Company does not have any non-current assets located in the entity´s country of domicile.

Material non-current assets are the Intangible Assets described in Note 18: Intangible Assets.

6. Revenues and Cost of Services

(a) Revenue and Gross profit description

dLocal derives revenue from processing payments for international merchants to enable them to operate in selected emerging markets.

The breakdown of revenue from contracts with customers per type of service is as follows:

	Nine months ended		Three months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Transaction revenues (i)	453,856	298,112	159,651	110,831
Other revenues (ii)	8,490	2,385	4,270	1,033
Revenues from payment processing (iii)	462,346	300,497	163,921	111,864
Cost of services	(255,206)	(153,432)	(89,378)	(57,992)
Gross profit	207,140	147,065	74,543	53,872

(i)
Transaction revenues are comprised of processing fees, foreign exchange fee, installment fee, chargebacks, refunds fee, and other transactional fees. These fees are recognized as revenue at a point in time when a payment transaction, or its reversal in the case of chargeback and refunds, has been processed.
(ii)
Other revenues are mainly comprised of minor fees, such as initial setup fees, smart defense fees, issuing fees, maintenance fees, minimum monthly fees, and small transfer fees.
(iii)
For the nine months ended September 30, 2022 revenues include an amortization charge of USD 457 related to prepaid assets. For the three months ended September 30, 2022 revenues include an amortization charge of USD 246, related to prepaid assets. There is not amortization charge for the nine months ended September 30, 2023.

As described in note 2.14 to the Annual Consolidated Financial Statements for the year ended December 31, 2022, the Group previously presented its revenue from installments, chargebacks, refunds and invoice processing fees as “Other revenues”. However, management considers it to be more relevant if all revenues that are driven by payments processed volumes are presented in one separate line item as “Transaction revenues”. Prior year comparatives as of September 30, 2022 have been restated by reclassifying USD 19,341 from “Other revenue” to “Transaction revenues”.

(b) Revenue recognized at a point in time and over time

Transaction revenues are recognized at a point in time when the payment transaction, or its reversal in the case of chargeback and refunds, is processed. Other revenues are recognized as revenue at a point in time when the respective performance obligation is satisfied. The Group did not recognize revenues over time for the nine months ended September 30, 2023 and 2022.

(c) Cost of services

Cost of services are composed of the following:

	Nine months ended		Three months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Processing costs (i)	243,297	146,190	85,048	55,280
Hosting expenses (ii)	4,382	3,008	1,361	1,053
Salaries and wages (iii)	1,542	998	603	390
Amortization of intangible assets (iv)	5,985	3,236	2,366	1,269
Cost of services	255,206	153,432	89,378	57,992

(i)
Mainly corresponds to fees that financial institutions (banks, local acquirers or payment methods) charge the Group, which are typically a percentage of the transaction value but in some instances, it also could be a fixed fee mostly in the case of payouts and are related to payment processing, cash advances, and installment payments. It varies from one institution to another and usually depends on the settlement period contracted with each such institution, the payment method used and the type of product (whether it is a payin or a payout). It also includes conversion and expatriation or repatriation costs, charged by banks and brokers. For the nine months ended September 30, 2023, the amount includes USD 389 of foreign exchange gain (after considering gains from hedges of USD 15,573) on the processed volume between the processing date and the expatriation or repatriation of funds date (a loss of USD 950 for the nine months ended September 30, 2022). For the three months ended September 30, 2023, the amount includes USD 647 of foreign exchange gain (after considering gains from hedges of USD 9,956) on the processed volume between the processing date and the expatriation or repatriation of funds date (a loss of USD 386 for the three months ended September 30, 2022).
(ii)
Expenses related to hosting services for the Group’s payment platform.
(iii)
Consist of salaries and wages of the operations department directly involved in the day-to-day operations. For further detail refer to Note 9: Employee Benefits.
(iv)
Amortization of intangible assets corresponds to the amortization of the internally generated software (i.e., dLocal’s payment platform) by the Group. For further detail refer to Note 18: Intangible Assets.

7. Technology and development expenses

Technology and development expenses are composed of the following:

	Nine months ended		Three months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Salaries and wages (i)	4,067	2,351	1,836	682
Software licenses (ii)	2,208	866	874	419
Infrastructure expenses (iii)	1,749	1,063	764	341
Information and technology security expenses (iv)	234	261	104	185
Other technology expenses	368	200	118	65
Total Technology and development expenses	8,626	4,741	3,696	1,692

(i)
Consist primarily of FTEs compensation related to technology related roles, excluding the capitalized salaries and wages related to internally generated software. For further detail on total salaries and wages refer to Note 9: Employee Benefits
(ii)
Consist of software licenses used by the technology development department for the development and maintenance of the platform.
(iii)
Corresponds to information technology costs to support our infrastructure and back-office operations.
(iv)
Comprises expenses of overall monitoring and security of our network and platform.

8. Sales and marketing expenses and General and administrative expenses

Sales and marketing expenses and General and administrative expenses are composed of the following:

	Nine months ended		Three months ended
Sales and marketing expenses	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Salaries and wages (i)	9,549	7,618	3,580	3,026
Marketing expenses (ii)	2,861	1,826	867	446
Total Sales and marketing expenses	12,410	9,444	4,447	3,472

General and administrative expenses	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Salaries and wages (iii)	24,461	16,058	8,934	5,813
Third-party services (iv)	13,640	7,010	4,618	2,852
Office expenses (v)	3,033	2,214	1,093	879
Travel and other operating expenses	6,156	3,136	1,862	1,098
Amortization and depreciation (vi)	2,636	2,454	871	841
Total General and administrative expenses	49,926	30,872	17,378	11,483

(i)
Salaries and wages related to Full Time Equivalents (“FTE”) engaged in the Sales and marketing department of the Group. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(ii)
Expenses related to trade marketing at events, the distribution and production of marketing and advertising campaigns mostly related to public relations expenses, commissions to third-party sales force and partners, and online performance marketing.
(iii)
Salaries and wages related to administrative FTEs. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(iv)
This includes Advisors’ fees, Legal fees, Auditors’ fees and Human resources’ fees. Third-party services, for the nine months ended September 30, 2023, also include USD 1,229 of non-recurring costs related to an internal review of the allegations made by a short-seller report, including fees from independent counsel, independent global expert services and forensic accounting advisory firm.
(v)
Consist of office rent and related expenses.
(vi)
Corresponds to amortization of right-of-use assets, intangible assets and depreciation of property, plant and equipment. For further detail on total amortization and depreciation charges refer to Note 10: Amortization and Depreciation.

9. Employee Benefits

As of September 30, 2023, the Group’s FTEs were 867 (632 as of September 30, 2022) where 31% corresponded to information technology and product engineers and related roles (35% as of September 30, 2022).

Employee benefits is composed of the following:

	Nine months ended		Three months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Salaries, wages and contractor fees (i)	44,888	29,857	15,827	11,102
Share-based payments (ii)	7,072	4,874	3,322	1,599
Total employee benefits	51,960	34,731	19,149	12,701

(i)
Salaries, wages and contractor fees include social security costs as well as annual bonuses compensations. This line also includes USD 12,341 for the nine months ended September 30, 2023 (USD 7,706 for the nine months ended September 30, 2022) related to capitalized salaries and wages and USD 4,196 for the three months ended September 30, 2023 (USD 2,790 for the three months ended September 30, 2022) related to capitalized salaries and wages.
(ii)
The share-based payments relate to equity-settled compensation expenses, net of forfeitures if any. For further information refer to Note 2.2: Share-based payments.

10. Amortization and Depreciation

Amortization and depreciation expenses are composed of the following:

	Nine months ended		Three months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Amortization of intangible assets	7,565	4,809	2,897	1,793
Right-of-use asset amortization	430	351	121	128
Depreciation of Property, plant & equipment	626	530	219	189
Total Amortization and Depreciation	8,621	5,690	3,237	2,110

For further information related to amortization of intangible assets refer to Note 18: Intangible Assets.

11. Other Results

Other results is composed of the following categories:

	Nine months ended		Three months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Interest Income from Financial Instruments (i)	42,429	12,371	20,217	6,835
Fair value gains of financial assets at FVPL (i)	27,886	(25)	24,232	(25)
Finance income	70,315	12,346	44,449	6,810

	Nine months ended		Three months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Finance expense related to derivative financial instruments (ii)	(22,485)	(12,467)	(10,848)	(7,694)
Other finance expenses (iii)	(36,964)	(3,265)	(31,680)	(1,640)
Interest charges for lease liabilities (iv)	(468)	(133)	(373)	45
Finance costs	(59,917)	(15,865)	(42,901)	(9,289)
Inflation adjustment (v)	(6,497)	(905)	(3,817)	(127)
Other results	3,901	(4,424)	(2,269)	(2,606)
(i)
Corresponds to interests on bank accounts and fair value gains from short -term liquid financial instruments and financial assets measured at fair value through profit and loss.
(ii)
Corresponds to the implicit interest rate included in the derivative financial instruments. The implicit interest rate are not designated as hedging instruments. The Group has elected to separate the spot element from the forward element of the derivative financial instruments and designated as the hedging instrument only the change in the fair value of the spot element, which is included in Costs of Services. The forward element of the derivative financial instruments, which consists of the implicit interest rate, is not designated as a hedging instrument and therefore is presented as Finance costs. For further information refer to Note 21 Derivative financial instruments.
(iii)
In 2023, mainly corresponds to foreign exchange loss and other interests. In 2022, it also included interest charges for borrowings.
(iv)
Interest charges for lease liabilities correspond to the application of IFRS 16 Leases.
(v)
Following IAS 29 requirements, Argentina’s economy is considered hyperinflationary. In this sense, the financial statements of the Argentinian subsidiaries were restated to reflect the purchasing power of the currency and therefore a loss on net monetary position arose.

12. Income Tax

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average income tax rate used for the nine months ended September 30, 2023 is 15.4%, compared to 7.9% for the nine months ended September 30, 2022. The effective income tax rate increase is explained by an increase in the results of subsidiaries located in countries where the income tax rate is higher.

The income tax charge recognized in profit and losses is the following:

	Nine months ended		Three months ended
Current Income Tax	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Current Income Tax on profits for the period	(15,194)	(8,999)	(3,876)	(2,889)
Total Current Income Tax expense	(15,194)	(8,999)	(3,876)	(2,889)

Deferred income tax	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Increase in deferred income tax assets	952	968	505	660
(Increase)/decrease in deferred income tax liabilities	(7,710)	380	(5,526)	(58)
Total Deferred income tax (expense)/benefit	(6,758)	1,348	(5,021)	602
Income Tax expense	(21,952)	(7,651)	(8,897)	(2,287)

13. Capital management

(a) Share capital

Authorized shares, as well as issued and fully paid-up shares, are presented below:

	September 30, 2023			September 30, 2022
	Amount	USD		Amount	USD
Authorized Shares of USD 0.002 USD each
Class A common shares	1,000,000,000	2,000		1,000,000,000	2,000
Class B common shares	250,000,000	500		250,000,000	500
Undesignated shares	250,000,000	500		250,000,000	500
	1,500,000,000	3,000		1,500,000,000	3,000
Issued and Fully Paid Up Shares of USD 0.002 each
Class A Common Shares	155,503,714	310		161,930,899	324
Class B Common Shares	134,054,192	268		134,054,192	268
	289,557,906	578		295,985,091	592
Share Capital evolution
Share Capital as at January 1	296,029,870	592		295,028,441	590
i) Issue of common shares at USD 0.002	564,272	—	*	956,650	2
ii) Repurchase of shares	(7,036,236)	(14)		—	—
Share capital as of September 30, 2023	289,557,906	578		295,985,091	592

* Amounts are rounded to the nearest thousand and should not be interpreted as zero.

The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to voting, conversion and transfer restrictions applicable to the Class B Common Shares. Each Class A Common Share is entitled to one vote while Class B Common Shares are entitled to five votes each. Each Class B Common Share is convertible into one Class A Common Share automatically upon transfer, subject to certain exceptions. Holders of Class A Common Shares and Class B Common Shares vote together as a single class on all matters unless otherwise required by law.

i)
For the nine months ended September 30, 2023 and 2022, dLocal issued 564,272 and 956,650 new Class A Common Shares receiving total proceeds of USD 153 and 3,724, respectively, related to the exercise of share-options.
ii)
For the nine months ended September 30, 2023, dLocal repurchased 7,036,236 Class A Common Shares paying USD 97,929 in connection with the Share Buyback Program. Including the repurchases made in 2022, the Company has reached the buyback limit of USD 100,000 and has therefore completed the Share Buyback program.

(b) Capital reserve

The Capital reserve corresponds to reserves related to the share-based plans, as described in Note 2.11: Share-based payments and warrants to the Annual Financial Statements for the year ended December 31, 2022. Accordingly, this reserve is related to share-based payment compensation plans of the Group.

The following table shows a breakdown of the consolidated condensed interim statement of financial position line item ‘Capital Reserves’ and the movements in these reserves during the periods.

	2023	2022
Balances as of January 1	16,185	12,741
Share-options exercise (i)	(2,005)	(4,445)
Share-based payments charges	7,072	5,594
Forfeitures	—	(720)
Balance as of September 30	21,252	13,170

(i)
During the nine months ended September 30, 2023 and 2022, a total of 564,272 and 956,650 share-options under the share-based payments plan were exercised, respectively. Consequently, the correspondent charge to Capital reserve was recycled into the Share premium line item within equity.

(c) Other Reserves

The reserves for the Group relate to cumulative translation adjustment representing differences on conversion of assets and liabilities at the reporting date.

The following table shows a breakdown of the consolidated statement of financial position line item ‘Other Reserves’ and the movements in these reserves during the periods.

	2023	2022
	Cumulative Translation Adjustment	Cumulative Translation Adjustment
Balances as of January 1	(1,448)	(30)
Movement of other reserves	(379)	(1,755)
Balance as of September, 30	(1,827)	(1,785)

(d) Retained Earnings

Movements in retained earnings were as follows:

	2023	2022
Balance as at January 1	219,993	109,867
Comprehensive income for the period	122,171	90,593
Balance as of September, 30	342,164	200,460

(e) Earnings per share

dLocal calculates basic earnings per share by dividing the profit attributable to equity holders by the weighted average number of common shares issued and outstanding during the nine months ended September 30, 2023 and 2022.

For diluted earnings per share is calculated by dividing the profit attributable to equity holders of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares.

The next table presents the information used as base for such calculation:

	Nine months ended		Three months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Profit attributable to common shareholders (U.S. Dollars)	120,449,000	89,326,000	40,308,000	32,462,000
Weighted average number of common shares	292,058,528	295,455,429	289,411,641	295,918,751
Adjustments for calculation of diluted earnings per share(1)	16,509,161	17,783,776	16,620,498	17,246,606
Weighted average number of common shares for calculating diluted earnings per share	308,567,689	313,239,205	306,032,139	313,165,357
Basic earnings per share	0.41	0.30	0.14	0.11
Diluted earnings per share	0.39	0.29	0.13	0.10

1 For the nine months ended September 30, 2023, the adjustment corresponds to the dilutive effect of i) 14,644,675 average shares related to share-based payment warrants described in Note 2.11: Share-based payments and warrants to the Annual Financial Statements for the year ended December 31, 2022; and ii) 1,864,486 average shares related to share-based payment plans with employees (14,896,831 and 2,886,945 respectively for the nine months ended September 30, 2022). For the three months ended September 30, 2023, the adjustment corresponds to the dilutive effect of i) 14,699,513 average shares related to share-based payment warrants; and ii) 1,920,985 average shares related to share-based payment plans with employees (14,887,078 and 2,359,528 respectively for the three months ended September 30, 2022).

14. Cash and cash equivalents

Cash and cash equivalents breakdown is presented below:

	September 30, 2023	December 31, 2022
Own Balances	191,755	247,833
Merchant Clients Funds	306,410	220,259
	498,165	468,092

As of September 30, 2023, USD 498,165 (USD 468,092 on December 31, 2022) represents cash on hand, demand deposits with financial institutions and other short-term liquid financial instruments.

Own Balances correspond to cash and cash equivalents of the Group while Merchant Clients Funds correspond to freely available funds collected from the merchants’ customers, that can be invested in secure, liquid low-risk assets until they are transferred to the merchants in accordance with the agreed conditions with them or transferred to Own Funds accounts for the portion that corresponds to the Group fees. As of September 30, 2023 , Merchant Clients Funds includes USD 53,991 pending to be transferred to Own Funds accounts (USD 38,119 as of December 31, 2022).

15. Financial assets at fair value through profit or loss

(a)
Classification of financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include the following:

	September 30, 2023	December 31, 2022
Bonds issued by the Treasury Department of Argentina (TV24)	99,874	—
Other debt instruments	4,046	1,295
	103,920	1,295

For 2023 and 2022, financial assets at fair value through profit or loss are investments in quoted debt securities. The increase mainly corresponds to the acquisition of locally issued Argentinian federal government bonds which are U.S. Dollar linked during June and July 2023. These bonds are U.S. dollar linked with a coupon rate of 0.4% and a maturity date of April 2024.

For further information referred to accounting policies see Note 2.5 Financial instruments-initial recognition and subsequent measurement to the Annual Consolidated Financial Statements for the year ended December 31, 2022, and related to fair value hierarchies see Note 24: Fair value hierarchy.

(b)
Amounts recognized in profit or loss

During the period, the following gains were recognized in profit and loss:

	Nine months ended		Three months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Fair Value Movement in profit and loss	27,886	(25)	24,232	(25)
	27,886	(25)	24,232	(25)

(c)
Risk exposure

As at September 30, 2023, the Group had an investment in quoted debt securities and bonds issued by the Treasury Department of Argentina. Of the financial assets at fair value through profit or loss balance at the end of the year, USD 99,874 are bonds issued by the Treasury department of Argentina (TV24). Apart from this, the Group does not have concentrated risk exposure to any single geography or market having similar characteristics. Concentration of risk related to these bonds did not exceed 20 per cent of gross monetary assets at any time during the period. The concentration of risk is limited due to the fact that the Group has established limits to the investments in bonds issued by the Treasury department of Argentina.

16. Trade and other receivables

Trade and Other Receivables of the Group are composed of the following:

	September 30, 2023	December 31, 2022
Trade receivables	269,309	218,922
Loss allowance	(170)	(280)
Trade receivables net	269,139	218,642
Advances and other receivables	43,367	21,804
	312,506	240,446

Trade Receivables correspond to uncollateralized gross amounts due from acquirers, processors, merchants and preferred suppliers for services performed that will be collected in less than one year, so they are classified as current. No financial assets are past-due and all Trade and other receivables are categorized as within “normal” credit risk rating.

Loss allowance and impairment losses

The following table presents the evolution of the loss allowance:

	2023	2022
Opening book value as at January 1	(280)	(322)
Decrease in loss allowance for trade receivables	(29)	106
Write-off	139	—
Total as at September 30	(170)	(216)
Net impairment gain on financial assets	(31)	106

Initial recognition and subsequent measurement the Group applies the simplified approach to determine expected credit losses on trade receivables.

To measure the expected credit losses, trade and other receivables have been grouped based on shared credit risk characteristics and the days past due (only 0-30 past due bucket as of September 30, 2023 and December 31, 2022 because there are no other material buckets of the outstanding receivables).

The expected loss rates are based on the payment profiles of debtors over a period of 48 months before year end and the corresponding historical credit losses experienced within this period. The historical loss rate is adjusted to reflect current and forward-looking information on credit risk ratings of the countries in which the Group sells its services which affects the ability of the debtors to settle the receivables. On that basis, the average expected credit loss rate of the 0-30 past due bucket was determined at 0.1% for the nine months ended September 30, 2023 (0.2% in the nine months ended September 30, 2022).

17. Other Assets

Other assets are composed of the following:

Current	September 30, 2023	December 31, 2022
Money held in escrow and guarantees due to: (i)	24,924	43,814
-Stand by credit letters required by merchants	13,000	18,575
-Banks requirements	6,907	19,988
-Processors and others requirements	1,454	1,688
-Credit card requirements	3,563	3,563
Advance payments to merchants	0	12,863
Rental guarantees	116	112
Deposits in brokers (ii)	5,576	5,576
Loss allowance	(3,067)	(5,576)
Total current Other Assets	27,549	56,789

(i)
Comprises own funds and investments held in escrow in banks and guarantees required by processors, credit cards and merchants. In 2022 and 2023, some Merchants entered into stand by credit letters with banks that required the Group to maintain certain collaterals in such banks. In addition, it also includes money held in a pledge bank account to collateralize overdrafts and pre-settlements agreements with a bank. Finally, it also includes guarantees issued to processors and credit cards institutions. These agreements have short-term maturities.

(ii)
During 2022, the Company utilized FTX Trading Ltd. (“FTX”) services for the repatriation of funds from one country. On November 11, 2022, when FTX filed for Chapter 11 bankruptcy in the United States, the Company had deposits of USD 5,576, whose withdrawals had not been processed by FTX. Such deposits were included in the loss allowance. As of September 30, 2023 and December 31, 2022, the Group does not hold any positions in crypto assets.” During the three months ending September 2023, the Group reassessed the recovery probability of its deposits based on negotiations with third parties that are willing to acquire them and publicly available information. Thus, the Group recognized a gain of USD 2,509 as result of the reversion of the loss allowance for the period ending September 30, 2023.

18. Intangible Assets

Intangible assets of the Group correspond to acquired software, capitalized expenses related to internally generated software and acquired merchant agreements, and are stated at cost less accumulated amortization.

	2023			2022
	Internally generated software	Acquired intangible assets	Total	Internally generated software	Acquired intangible assets (ii)	Total
Cost	23,752	39,335	63,087	12,387	39,335	51,722
Accumulated amortization	(7,972)	(3,672)	(11,644)	(3,179)	(1,574)	(4,753)
Opening book value as at January 1	15,780	35,663	51,443	9,208	37,761	46,969
Additions (i)	12,341	162	12,503	7,715	—	7,715
Amortization of the period	(5,985)	(1,580)	(7,565)	(3,236)	(1,573)	(4,809)
Total as at September 30	22,136	34,245	56,381	13,687	36,188	49,875
Cost	36,093	39,497	75,590	20,102	39,335	59,437
Accumulated amortization	(13,957)	(5,252)	(19,209)	(6,415)	(3,147)	(9,562)

(i) The additions of the nine months ended September 30, 2023 include USD 12,341 related to capitalized salaries and wages (USD 7,706 as of September 30, 2022).

	As of September 30, 2023	As of December 31, 2022
Cost	75,590	63,087
Accumulated amortization	(19,209)	(11,644)
Net book amount	56,381	51,443

As of September 30, 2023 , and December 31, 2022 no indicator of impairment related to intangible assets existed, so the Group did not perform an impairment test.

19. Trade and other payables

Trade and Other Payables are composed of the following:

	September 30, 2023	December 31, 2022
Trade Payables	520,285	395,134
Accrued Liabilities	9,202	5,801
Other Payables	20,352	6,939
Total Trade and other payables	549,839	407,874

These payables are classified as current liabilities as the payment is due within one year or less. Moreover, the carrying amounts are considered to be the same as fair values, due to their short – term nature.

Trade Payables correspond to liabilities with Merchants, either related to payin transactions processed or payout transactions to be processed at their request. Accrued Liabilities mainly correspond to obligations with legal and tax advisors, and auditors. Other Payables mainly correspond to obligations related to processors´ costs and the acquisitions of office goods and services necessary for the ordinary course of the business.

20. Tax Liabilities

The tax liabilities breakdown is as follows:

	September 30, 2023	December 31, 2022
Income tax payable	12,762	6,047
Other tax liabilities	1,273	5,648
Income tax perception	730	2,792
Digital services withholding VAT	492	2,555
Other Taxes	51	301
Total Tax Liabilities	14,035	11,695

21. Derivative financial instruments

Derivative financial instruments: forward agreements

During the nine months ended September 30, 2023 and the year-ended December 31, 2022, dLocal entered into short-term derivative contracts (delivery and non-delivery forwards) with different counterparties in different countries in which the Group operates, according to the following detail:

Transaction	Type of Forward Transaction	Local currency	Outstanding notional amount in USD as of September 30, 2023	Outstanding balance as of September 30, 2023 - Derivative financial assets / (liabilities)	Outstanding notional amount in USD as of December 31, 2022	Outstanding balance as of December 31, 2022 - Derivative financial liabilities
Non-delivery forwards	Buy USD	Brazilian Reais	5,889,258	176	22,436,774	122
Non-delivery forwards	Sell USD (1)	Brazilian Reais	(257,783)	1	(959,141)	(15)
Non-delivery forwards	Buy USD	Argentine Peso	19,700,000	(395)	6,600,000	(6)
Delivery forwards	Buy USD	Chilean Peso	10,552,010	(98)	18,750,385	(250)
Delivery forwards	Buy USD	Uruguayan Peso	2,625,875	6	2,240,602	48
Non-delivery forwards	Buy USD	Egyptian Pound	12,376,278	(348)	12,979,395	1,002
Non-delivery forwards	Buy EUR	Moroccan Dirham	9,543,572	(61)	6,834,496	31
Non-delivery forwards	Sell EUR	Moroccan Dirham	(1,972,709)	—	—	—
Non-delivery forwards (1)	Buy EUR	US Dollar	31,069,051	(323)	—	—
Non-delivery forwards (1)	Sell EUR	US Dollar	(25,055,300)	140	—	—
Non-delivery forwards	Buy USD	Nigerian naira	—	—	8,863,831	(15)
Non-delivery forwards	Buy USD	Indian Rupee	1,908,572	(3)	5,920,282	2
Non-delivery forwards	Sell USD (1)	Indian Rupee	—	—	(566,948)	1
Non-delivery forwards	Buy USD	South African Rand	4,194,747	(41)	5,176,642	(235)
Non-delivery forwards	Sell USD (1)	South African Rand	(1,914,799)	18	(2,626,458)	(11)
Non-delivery forwards	Buy USD	Peruvian Sol	1,200,000	(64)	—	—
Non-delivery forwards	Sell USD	Peruvian Sol	(1,251,563)	12	—	—
Non-delivery forwards	Buy USD	Vietnamese Dong	1,580,888	(2)	—	—
Non-delivery forwards	Buy USD	Costa Rican Colon	159,000	(35)	159,000	(12)
Non-delivery forwards	Sell USD	Costa Rican Colon	(196,369)	(3)	—	—
Total				(1,020)		662

(1)
The contracts to sell USD are entered into with the purpose of rebalancing and maintaining a hedge ratio that complies with the hedge effectiveness requirements.

Hedge accounting

During the nine months ended September 30, 2023, dLocal entered into hedge operations of trade and other receivables in Brazilian Reais, Argentine Peso, Chilean Peso, Uruguayan Peso, Egyptian Pound, Moroccan Dirham, Nigerian Naira, Indian Rupee, South African Rand, and Vietnamese Dong subject to foreign exchange exposure using delivery and non-delivery forward contracts (Brazilian Reais, Argentine Peso, Chilean Peso, Uruguayan Peso, Egyptian

Pound, Nigerian Naira, Indian Rupee, and South African Rand during the nine months ended September 30, 2022). The transactions have been elected for hedge accounting and classified as fair value hedge in accordance with IFRS 9. The Group has elected to designate only the spot element of these forward contracts as the hedging instrument (except in hedges of Uruguayan Peso and Chilean Peso during the nine months ended September 30, 2022). During the nine months ended September 30, 2023, dLocal recognized a net gain of USD 15,573 (net gain of USD 11,071 for the nine months ended September 30, 2022) included in the line item "Costs of services" related to the effective portion of the change in the spot rate of the hedged currency (which offsets a foreign exchange loss of USD 15,962 included in the same line item) and a net loss of USD 22,485 included in the line item "Finance costs" related to the implicit interest rate (net loss of USD 11,912 for the nine months ended September 30, 2022). For the three months ended September 30, 2023, dLocal recognized a net gain of USD 9,956 included in the line item "Costs of services" and a net loss of USD 10,848 included in the line item "Finance costs" (a net gain of USD 6,856 and a net loss of USD 7,691, respectively, for the three months ended September 30, 2022).

During the year ended December 31, 2022, dLocal entered into hedge operations of trade and other receivables in Brazilian Reais, Argentine Peso, Chilean Peso, Uruguayan Peso, Egyptian Pound, Moroccan, Dirham, Nigerian Naira, Indian Rupee, South African Rand and Costa Rica Colon, subject to foreign exchange exposure using delivery and non-delivery forward contracts. The spot element of these forward transactions was elected for hedge accounting and classified as fair value hedge in accordance with IFRS 9. The Group has elected to designate only the spot element of these forward contracts as the hedging instrument, except for hedges of Uruguayan Peso and Chilean Peso. During the year ended December 31, 2022, dLocal recognized a net gain of USD 14,559 included in the line item "Costs of services" related to the effective portion of the change in the spot rate of the hedged currency (which offsets a foreign exchange loss of USD 14,832 included in the same line item) and a net loss of USD 18,763 included in the line item "Finance costs" related to the implicit interest rate.

22. Provisions

(a) Current or potential proceedings

Provisions for the period are related to current or potential proceedings where the management understands, based on the Group’s legal advisors’ assessment, that it is more likely than not that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(b) Movements in current or potential proceedings

Movements in current or potential proceedings are set out below:

	2023	2022
Carrying amount as at January 1	1,473	1,710
Reversal to labor provision	(871)	(296)
Interest charges for labor provision	35	126
Total carrying amount at September 30	637	1,540

23. Related parties

(a) Key Management compensation

The compensation of the Executive Team during the period can be analyzed as follows:

	Nine months ended		Three months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Short-term employee benefits – Salaries and wages	1,580	2,806	601	280
Long-term employee benefits – Share-based payment	3,393	4,874	1,946	1,599
	4,973	7,680	2,547	1,879

(b) Transactions with other related parties

The following transactions occurred with related parties:

	Nine months ended		Three months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Transactions with merchants – Revenues	1,309	—	266	(8)
Transactions with preferred suppliers (Collection agents) – Costs	(35)	(581)	(25)	(408)

(c) Outstanding balances arising from transactions with other related parties

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	September 30, 2023	December 31, 2022
Transactions with merchants – trade receivables	476	428
Transactions with merchants – trade payables	—	(482)
Transactions with preferred suppliers (Collection agents) – trade payables	(6)	(1,258)
Transactions with preferred suppliers (Collection agents) – trade receivables	0	552

Outstanding balances are unsecured and are repayable in cash.

24. Fair value hierarchy

The following tables show financial instruments recognized at fair value for the period ended September 30, 2023 and December 31, 2022, analyzed between those whose fair value is based on:

• Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

• Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

• Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based upon observable market data.

The table also includes financial instruments measured at amortized cost. The Group understands that the book value of such instruments approximates their fair value.

September 30, 2023	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Assets
Financial Assets at Fair Value through Profit or Loss	103,920	—	103,920	103,920	—	—
Other Assets	—	27,549	27,549	—	—	—
Trade and Other Receivables	—	312,506	312,506	—	—	—
Derivative financial instruments	353	—	353	—	353	—
Cash and Cash Equivalents	—	498,165	498,165	—	—	—
	104,273	838,220	942,493	103,920	353	—

December 31, 2022	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Assets
Financial Assets at Fair Value through Profit or Loss	1,295	—	1,295	1,295	—	—
Other Assets	—	56,789	56,789	—	—	—
Trade and Other Receivables	—	240,446	240,446	—	—	—
Derivative financial instruments (1)	1,206	—	1,206	—	1,206	—
Cash and Cash Equivalents	—	468,092	468,092	—	—	—
	2,501	765,327	767,828	1,295	1,206	—

September 30, 2023	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Liabilities
Trade and Other Payables	—	(549,839)	(549,839)	—	—	—
Lease liabilities	—	(4,139)	(4,139)	—	—	—
Derivative financial instruments	(1,373)	—	(1,373)	—	(1,373)	—
	(1,373)	(553,978)	(555,351)	—	(1,373)	—

December 31, 2022	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Liabilities
Trade and Other Payables	—	(407,874)	(407,874)	—	—	—
Lease liabilities	—	(4,079)	(4,079)	—	—	—
Derivative financial instruments	(544)	—	(544)	—	(544)	—
	(544)	(411,953)	(412,497)	—	(544)	—

(1)
The most frequently applied valuation techniques include forward pricing models. The models incorporate various inputs including: foreign exchange spot, interest rates curves of the respective currencies and the terms of the contract

There were no changes in level 3 items for the periods ended September 30, 2023 and December 31, 2022. Also, there were no transfer of items between level 2 and level 3, acquisitions, disposals nor gains or losses recognized in profit for the period related to level 3 instruments.

25. Subsequent events

Warrant exercise

On November 15, 2023 a holder of warrants exercised its net issuance right resulting in a net issuance amount of 6,334,134 shares at a Fair Market Value of U.S. Dollars 18.098 per share, calculated using the average price of five business days before the exercise date.